AB 3/28

AB 3/5

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

UNI
SECURITIESANDE
Washington, D.C. 20549

12011821

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Court Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive Suite 300

(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Barone 216-825-4003

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

4807 Rockside Road Suite 510		Ohio	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Christopher R. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Court Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

David W. Kuhr
Notary Public, State of Ohio
My Commission Expires: 12/16/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARBOR COURT CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

Hobe&Lucas Certified Public Accountants, Inc.

ARBOR COURT CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

ARBOR COURT CAPITAL, LLC
DECEMBER 31, 2011

TABLE OF CONTENTS

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Member
Arbor Court Capital, LLC
Beachwood, Ohio

We have audited the accompanying statement of financial condition of Arbor Court Capital, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbor Court Capital, LLC as of December 31, 2011, and the results of its operations and its cash flows for the fourteen months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

February 23, 2012

ARBOR COURT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	112,072
Accounts receivable		300
Prepaid expenses		1,393
Total Current Assets		113,765
Other Assets		
Goodwill		22,500
Total Assets	$	136,265

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	353
Payable to prior owner		36,264
		36,617
Members' Equity		
Members' Equity		99,648
Total Liabilities and Members' Equity	$	136,265

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue	
Settlement fees	$ 4,350
Expenses	
Commissions	2,630
Professional fees	4,120
Registration fees and licenses	5,513
Rent	3,000
Insurance	350
Office expenses and utilities	620
Taxes - other	345
Total Expenses	16,578
Net Income (Loss) from Operations	(12,228)
Other Income	
Interest income	17
Net Income (Loss)	$ (12,211)

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Beginning Balance, January 1, 2011	$	43,123
Contributions - Prior owner		5,000
Contributions - Current owner		100,000
Accrued distribution - Prior owner		(36,264)
Net loss		(12,211)
Ending Balance, December 31, 2011	$	99,648

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:		
Net income (loss)	$	(12,211)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in assets:		
Prepaid expenses and other current assets		3,934
Accounts receivable		(300)
Increase (decrease) in liabilities:		
Accounts payable		353
Payable to prior owner		36,264
Net Cash Provided by Operating Activities		28,040
Cash Flows From Financing Activities:		
Member contributions		105,000
Accrued distributions - Prior owner		(36,264)
Net Cash Provided by Financing Activities		68,736
Net Increase in Cash and Cash Equivalents		96,776
Cash an Cash Equivalents - January 1, 2011		15,296
Cash an Cash Equivalents - December 31, 2011	$	112,072
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

ORGANIZATION

Arbor Court Capital, LLC (the Company), was a wholly-owned subsidiary of Ancora Capital, Inc. (the Parent). Effective December 30, 2011, there was a change in ownership. As of the date of the financial statements, the Company has received formal approval from FINRA. The Company is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company specializes in creating a secondary market for variable life insurance policies and is registered in various states. Under new ownership, the Company will be changing its specializations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent, a corporation, through December 30, 2011. No provision for federal or state income taxes has been made in the accompanying financial statements, as such taxes, if any, are the liability of the Parent.

Reporting periods ending December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011 are subject to examination by major taxing authorities.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2011, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2011.

RELATED PARTY TRANSACTIONS

The Company had a formal expense sharing agreement with the Parent. The agreement provided that certain non-regulatory expenses, such as rent and utilities, be paid by the Parent on behalf of the Company. To reimburse these expenses, the Company paid the Parent $300 per month. The Company paid the Parent $3,600 for the year ended December 31, 2011.

ARBOR COURT CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, Arbor Court Capital, LLC had net capital of $111,719, which was $106,719 in excess of its required net capital of $5,000. Arbor Court Capital, LLC's ratio of aggregate indebtedness to net capital was 0.3%.

EXEMPTION FROM RULE 15c3-3

The Company acts as a broker or dealer with limited business activities. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of Arbor Court Capital, LLC, for the year ended disclosed the following differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, FOCUS report:

Net Capital per FOCUS report:	$111,754
Less: Payable due to purchase	(36,264)
Difference in payables	(35)
Net Capital per financial statements	$ 75,455

SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 23, 2012, the available date of the issuance of the financial statements.

During 2012, certain broker dealers that execute and clear transactions through another broker dealer are in the process of transferring their business to Arbor Court Capital. The other broker dealer may be deemed to be an affiliate as a result of a common owner.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

Schedule I

ARBOR COURT CAPITAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net Capital	
Total members' equity from statement of financial condition	99,648
Less: Non-allowable assets:	
Prepaid expenses	(1,393)
Accounts receivable	(300)
Goodwill	(22,500)
	(24,193)
Net Capital	75,455
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	36,617
Computation of Basic Net Capital Requirement -	
6 2/3% of Aggregate Indebtedness	$ 2,441
Minimum Required Net Capital	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 70,455
Excess Net Capital at 1,000%	$ 71,793
Ratio of Aggregate Indebtedness to Net Capital	48.5%

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2011, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I Computation is not required as there are no material differences.

ARBOR COURT CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Arbor Court Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Arbor Court Capital, LLC(the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other then those specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 23, 2012